BB 3/2

UNITE
SECURITIES AND E
Washingt

10028096

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67385

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NSX Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LaSalle St., Suite 2600
(No. and Street)

Chicago (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jacob Mulaikal 312-786-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton
(Name – *if individual, state last, first, middle name*)

175 W. Jackson Blvd., 20th Floor, Chicago, IL 60604
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jacob Mulaikal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NSX Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SHEILA M VLACH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/06/12

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
NSX Securities, LLC:

We have audited the accompanying statement of financial condition of NSX Securities, LLC (the "Company") as of December 31, 2009, and the related statement of operations, changes in member's capital, and cash flows for the year then ended that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NSX Securities, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Chicago, Illinois
February 25, 2010

NSX Securities, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash and cash equivalents	$723,021
Due from member	21,080
Prepaid expenses and other assets	1,398
Deposits with clearing broker	75,000
TOTAL ASSETS	$820,499

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable and accrued expenses	$153,059
Due to member	482,022
Total liabilities	635,081
MEMBER'S CAPITAL	185,418
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$820,499

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF OPERATIONS
Year ended December 31, 2009

Operating revenue	
Transaction charges	$ 1,398,002
Cost of revenue	
Clearing, routing, and venue charges	(1,156,194)
Gross margin	241,808
Operating expenses	
Employee compensation and benefits	317,180
Professional and other outside services	42,855
Computer operations and data communications	184,351
Occupancy costs	81,882
General and administrative	17,934
Total operating expenses	644,202
NET LOSS	$ (402,394)

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
Year ended December 31, 2009

	Contributed capital	Accumulated deficit	Total member's capital
Balance at January 1, 2009	$1,400,000	$ (1,262,188)	$ 137,812
Capital contributions from National Stock Exchange, Inc.	450,000	-	450,000
Net loss	-	(402,394)	(402,394)
Balance at December 31, 2009	$1,850,000	$ (1,664,582)	$ 185,418

The accompanying notes are an integral part of this financial statement.

NSX Securities, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2009

Cash flows from operating activities	
Net loss	$ (402,394)
Adjustments to reconcile net loss to net cash used in operating activities	
Change in operating assets and liabilities	
Prepaid expenses and other assets	169
Due to member, net	155,841
Accounts payable and accrued expenses	(560,554)
Total adjustments to reconcile net loss to net cash used in operating activities	(404,544)
Net cash used in operating activities	(806,938)
Cash flows from financing activities	
Capital contributions from National Stock Exchange, Inc.	450,000
Net cash provided by financing activities	450,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(356,938)
Cash and cash equivalents at beginning of year	1,079,959
Cash and cash equivalents at end of year	$ 723,021

The accompanying notes are an integral part of this financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Description of Business

NSX Securities, LLC ("Securities") is a wholly-owned subsidiary of the National Stock Exchange, Inc. (the "Exchange"), which is a for-profit Delaware corporation that operates a registered national securities exchange to facilitate the trading of stocks. NSX Holdings, Inc. ("NSX Holdings") is a for-profit Delaware corporation that serves as a holding company for the Exchange. Securities is a broker-dealer registered with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Securities is exempt from Rule 15c3-3 of the Act under Section (k)(2)(ii) of this rule because it does not hold funds or securities for, or owe money or securities to, customer accounts. The Exchange provides accounting, administrative services, management services, and office facilities to Securities in accordance with an expense sharing agreement.

Effective August 8, 2008, the Exchange commenced routing services through Securities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Significant sources of revenue include fees from routing services provided to equity trading permit holders of the Exchange. Securities recognizes fees on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within three months of the purchase date.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Due from Member

Securities' due from member balance is owed from the Exchange and is related to monthly route out fees and regulatory transaction fees originating from equity trading permit holders of the Exchange. This balance is generally collected by the end of the following month.

Income Taxes

NSX Holdings files and pays income taxes on Securities' behalf. Securities does not reflect any balance sheet or income statement impact of the tax consequences borne by NSX Holdings in Securities' stand-alone financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") clarified accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on re-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The requirements are effective for fiscal years beginning after December 15, 2006. In December 2008, the FASB permitted certain entities to defer the effective date to annual financial statements for fiscal years beginning after December 15, 2008.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that has a greater than 50% likelihood of being realized on examination. For tax positions not meeting the more-likely-than-not test, no tax benefit is recorded. Securities adopted this policy in 2009 and it had no material effect on Securities' financial statements. Securities has elected to be taxed as a limited liability company. As a result, the member is responsible for reporting income or loss, to the extent required by the Federal and state income tax laws and regulations, based upon Securities' income and expense as reported for income tax purposes. As of December 31, 2009, Securities had no material unrecognized Federal or state tax benefits. Securities did not record a cumulative effect adjustment related to the adoption of this policy during the year ended December 31, 2009. There have been no material changes in unrecognized tax benefits during the current year. Securities did not have any material amounts accrued for interest and penalties at December 31, 2009. Interest or penalties on income taxes, if incurred, are recognized on the statement of operations.

NOTE B - NET CAPITAL REQUIREMENTS

Securities is subject to the U.S. Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of a minimum net capital balance of the larger of 1/15th of aggregate indebtedness or $5,000. The minimum net capital requirement of $5,000 is subject to the condition that, among other things, the broker-dealer does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers.

As of December 31, 2009, Securities had a ratio of aggregate indebtedness to net capital of 3.90 and net capital of $162,940, which was $120,601 in excess of its minimum net capital requirement of $42,339 at that date. As of December 31, 2009, Securities had aggregate indebtedness of $635,081.

NOTE C - CONCENTRATION OF CREDIT RISK

Securities is exposed to concentrations of credit risk. Securities maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. Securities, at times, may maintain balances in excess of FDIC limits. Securities monitors this credit risk at the financial institution and has not experienced any losses related to this risk.

NOTE D - RELATED-PARTY TRANSACTIONS

Securities and the Exchange entered into an expense agreement (the "Agreement") that has been approved by the FINRA. In the conduct of its business, Securities leases office space and equipment, retains employees, and incurs other costs that are paid by the Exchange in order to facilitate the operation of its business.

For the year ended December 31, 2009, Securities incurred expenses of $604,086 under the Agreement. As of December 31, 2009, Securities owed the Exchange $482,022.

NOTE E - CONTRACTUAL OBLIGATIONS

Securities has entered into a third-party clearing agreement with Assent LLC to act as a clearing broker for Securities for three years starting August 1, 2008 and ending July 31, 2011. Securities maintains a deposit with Assent LLC in the amount of $75,000 to secure contractual obligations under the clearing agreement. If Securities terminates the contract during the three-year term, Securities is required to pay a "buyout" fee determined based on the following periods of termination:

Before August 1, 2010 - $40,000
Before August 1, 2011 - $20,000

Securities is required to pay a minimum monthly clearing fee of $5,000, regardless of that month's activity. Securities owed Assent LLC $148,634 as of December 31, 2009. This balance is included within accounts payable and accrued expenses on the accompanying statement of financial condition.

NOTE F - CAPITAL CONTRIBUTIONS

For the year ended December 31, 2009, Securities received capital contributions from the Exchange in the amount of $450,000. As of December 31, 2009, the Exchange has contributed $1,850,000 of capital to Securities.

NOTE G - SUBSEQUENT EVENTS

Securities' management has determined that no material events or transactions occurred subsequent to December 31, 2009 and through February 25, 2010, the date Securities' financial statements were available for issuance, which would require adjustments to and/or additional disclosure in the Securities' financial statements.

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

To the Board of Directors
NSX Holdings, Inc. and Subsidiaries

In planning and performing our audit of the financial statements of NSX Securities, LLC ("Securities"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered Securities' internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Securities' internal control. Accordingly, we do not express an opinion on the effectiveness of Securities' internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by Securities, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Securities does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Securities in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Securities is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which Securities has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NSX Securities, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Member's capital	$185,418
Non-allowable assets	(22,478)
Net capital before haircuts	162,940
Haircuts on securities	-
Net capital	162,940
Net capital requirements (larger of 1/15th of aggregate indebtedness or $5,000)	42,339
Excess net capital	$120,601
Aggregate indebtedness	$635,081
Ratio of aggregate indebtedness to net capital	3.90

Statement pursuant to Rule 17a-5(d)(4)

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed by Securities with FINRA on January 23, 2010.

NSX Securities, LLC
STATEMENT REGARDING RULE 15c3-3
OF THE U.S. SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Securities is exempt from Rule 15c3-3 of the U.S. Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

SUPPLEMENTARY INFORMATION

Grant Thornton

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of Securities' annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Securities' practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2010

REPORT PURSUANT TO SEC RULE 17a-5 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NSX SECURITIES, LLC
DECEMBER 31, 2009

Grant Thornton

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Audit • Tax • Advisory

Grant Thornton LLP
175 W Jackson Boulevard, 20th Floor
Chicago, IL 60604-2687

T 312.856.0200
F 312.565.4719
www.GrantThornton.com

Board of Directors
NSX Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by NSX Securities, LLC and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities ("Specified Parties"), solely to assist you and the other Specified Parties in evaluating NSX Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation ("Form SIPC-7T"). NSX Securities, LLC's management is responsible for NSX Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as recorded in the general ledger, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the period from January 1, 2009 through March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting that no adjustments were listed;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, noting no differences; and

Grant Thornton

6. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting that no overpayment was reported in Form SIPC-7T.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we express no such opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Specified Parties listed above and is not intended to be, and should not be, used by anyone other than these Specified Parties.

Grant Thornton LLP

Chicago, Illinois
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067385 FINRA DEC
NSX SECURITIES LLC 8*8
440 S LASALLE ST 26TH FL
CHICAGO IL 60605-1028

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JACOB MULAIKA, 312-786-8383

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2,671.38
   B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,219.52)
   07/27/2009
   Date Paid
   C. Less prior overpayment applied (0.00)
   D. Assessment balance due or (overpayment) 1,451.86
   E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0.00
   F. Total assessment balance and interest due (or overpayment carried forward) $ 1,451.86
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 1,451.86
   H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NSX SECURITIES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22nd day of February, 2010.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,068,553
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 1,068,553
2e. General Assessment @ .0025	$ 2,671.38

(to page 1 but not less than $150 minimum)

REPORT ON SECURITIES INVESTOR PROTECTION CORPORATE ASSESSMENTS PURSUANT TO U. S. SECURITIES EXCHANGE COMMISSION RULE 17a-5(e)(4) NSX SECURITIES, LLC